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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                November 24, 1998
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER   5,408,600 (including 1,800,000
     SHARES            warrants exercisable at $3.00 per share (the "Warrants"))
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,330,800 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             5,408,600 (including 1,800,000 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,330,800 (including 3,000,000 Warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,330,800 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.71% (8.99% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            3,041,900 (including 1,200,000 Warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,330,800 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             3,041,900 (including 1,200,000 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,330,800 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,330,800 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.71% (8.99% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                         Logg Investment Research, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            6,000
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,330,800 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             6,000
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,330,800 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,330,800 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.71% (8.99% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                                 Thomas O'Brien
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            18,100
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,330,800 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             18,100
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,330,800 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,330,800 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.71% (8.99% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        The R. Templeton Smith Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            856,200
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             9,330,800 (including 3,000,000 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             856,200
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       9,330,800 (including 3,000,000 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    9,330,800 (including 3,000,000 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          12.71% (8.99% if not taking into account 3,000,000 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D




Item 1. Security and Issuer

     This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 45 Hartwell Avenue, Lexington, MA 02173. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of December 16, 1998 and amends the Schedule 13 D filed on August 3, 1998 (the "Schedule 13D"). Except as set forth herein, the
Schedule 13D is hereby restated in its entirety.

Item 2. Identity and Background

     Two additional Reporting Persons are Thomas O' Brien ("O'Brien") and The R. Templeton Smith Foundation, an Ohio not-for-profit corporation ("Foundation"). The address for O'Brien is P.O. Box 4985, Stateline, NV 89449. The address for The R. Templeton Smith Foundation is 3001 Fairmount Boulevard, Cleveland Heights, OH 44118. O'Brien is the sole stockholder and President of Logg Investment Research, Inc., one of the Reporting Persons identified in the
Schedule 13D. Mark Smith, another one of the Reporting Persons identified in the
Schedule 13D, is a trustee of the Foundation. Each of O'Brien and the Foundation is a private investor. During the last five years, neither of such Reporting Persons have been either (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. O'Brien is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

     Since the date of the Schedule 13D and through December 18, 1998, the Reporting Persons have acquired 1,709,700 shares of the Common Stock of the Issuer (the "Additional Shares") in open market purchases at prices ranging between $.5625 per share and $.90625 per share. In addition, on November 24, 1998, the Warrants to purchase shares of Common Stock of the Issuer originally acquired in July 1998 became exercisable within 60 days. The Additional Shares acquired and Warrants held by the Reporting Persons as of December 18, 1998 are listed below:

Reporting                Shares held on          Shares Issuable         Additional               Total Holdings as
Person                   date of                 upon exercise           Shares                   of 12/18/98 (including
                         Schedule 13D            of Warrants             Acquired in              Shares issuable
                                                 exercisable             Open Market              upon exercise
                                                 within 60 days          Purchases                of Warrants)

The Rockside             2,823,600               1,800,000                785,000                 5,408,600
Foundation

Mark T. Smith            1,791,500               1,200,000                 50,400                 3,041,900

Logg                         6,000                                                                    6,000
Investment
Research, Inc.

Thomas O'                                                                  18,100                    18,100
Brien

The R. Templeton                                                          856,200                   856,200
Smith Foundation

     The source of funds for the 1,709,700 Additional Shares of Common Stock purchased was personal.

     As of November 24, 1998, the 3,000,000 Warrants (the "Warrants") acquired by The Rockside Foundation ("Rockside") and Mark T. Smith ("Smith") in July 1998 became exercisable within 60 days, and are therefore deemed to be presently exercisable. The $3.00 exercise price of the Warrants is substantially in excess of the current market price for the Common Stock and neither Rockside nor Smith have any current intention of exercising any of their Warrants. If the shares of Common Stock issuable upon exercise of the Warrants are included with the shares of Common Stock currently held by the Reporting Persons, as provided in Rule 13(d)-3(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the percentage of the entire class of Common Stock beneficially held by the Reporting Persons is 12.71%. Without including such shares of Common Stock, the percentage of the entire class of Common Stock beneficially held by the Reporting Persons is 8.99%.

Item 4. Purpose of Transaction

     Each of the Reporting Persons acquired the Additional Shares of Common Stock for investment purposes. Although they have no current intention to do so, depending on market conditions and other factors, the Reporting Persons may acquire additional shares, or, subject to the provisions of Section 16 of the Exchange Act, sell all or a portion of their shares of Common Stock or Warrants. The Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5. Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Each of the Reporting Persons makes its own investment decisions and exercises voting power with respect to the Issuer's securities, but is aware of the others' decisions and actions. Rockside and Smith receive investment advice with respect to the Issuer's securities from Logg. O'Brien is the sole stockholder and President of Logg. Smith is a trustee of the Foundation.

Item 7.  Materials to be Filed as Exhibits

     None

Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: December 22, 1998

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith


                                           LOGG INVESTMENT RESEARCH, INC.

                                           By: /s/ Thomas O'Brien
                                              ----------------------------------
                                               Name:  Thomas  O'Brien
                                               Title: President

                                              /s/ Thomas O'Brien
                                              ----------------------------------
                                                  Thomas  O'Brien


                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)